Exhibit 99.1

For immediate release

July 15, 2010

Press Release

NWT URANIUM CORP.

NWT URANIUM CORPORATION FILES FORM 15F TO DEREGISTER IN
THE UNITED STATES UNDER THE SECURITIES EXCHANGE ACT OF 1934

NWT Uranium Corporation (TSX VENTURE: NWT) (OTCBB: NWURF) (FRANKFURT: NMV) ("NWT") today announced that it has filed a Form 15F with the United States Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). NWT expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, NWT's reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will be suspended immediately.

NWT will continue to comply with the Canadian continuous disclosure obligations by making filings with the applicable Canadian securities regulators via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. NWT's common shares will continue to be listed and trade on the TSX Venture Exchange under the symbol "NWT", and on the Frankfurt and Berlin stock exchanges under the symbol “NMV.”

NWT is current with its reporting requirements under the Exchange Act. Its common shares have never been listed, traded or quoted on any stock exchange in the United States.

In deciding to terminate the registration of its common shares under the Exchange Act, NWT determined that the administrative burdens and costs associated with being a US reporting company and the time and costs associated with preparing US filings and meeting SEC regulatory requirements far outweighed the benefits derived from NWT's registration with the SEC.

ON BEHALF OF THE BOARD

For more information, please contact
NWT Uranium Corp.
Nadir Mirza
Investor Relations
(416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com